Exhibit 99.1

Liberty Global Reports Second Quarter 2019 Results

Completed the sale of our operations in Germany, Hungary, Romania and the Czech Republic to Vodafone

Announcing intended tender offers for Class A and Class C shares of up to an aggregate of $2.5 billion

Disposal of UPC Switzerland remains on track to close in Q4 2019

Q2 2019 operating income down 43.7% YoY to $148.7 million for continuing operations

Confirming all 2019 guidance targets

Denver, Colorado: August 7, 2019

Liberty Global plc today announced its Q2 2019 financial results. Our former operations in Austria, Germany, Hungary, Romania and the Czech Republic, along with our DTH business (collectively, the “Discontinued Operations”) have been accounted for as discontinued operations. UPC Switzerland will continue to be included in our continuing operations until the pending sale transaction is approved by Sunrise shareholders. Unless otherwise indicated, the information in this release relates only to our continuing operations.

CEO Mike Fries stated, “Earlier this year we laid out our strategic and operating priorities for 2019, and I’m pleased to report that we are making substantial progress across the board. In July, we completed the sale of our operations in Germany, Hungary, Romania and the Czech Republic to Vodafone for $21.3 billion[1], and our transaction to sell our Swiss business for $6.3 billion[2] remains on track for the end of this year. With the net proceeds from these deals, all valued at double-digit OCF multiples, our pro forma cash balance will be over $14 billion[3].”

Continuing Operations (Including Switzerland)	Q2 2019	H1 2019

Organic RGU Additions	(28,800)	(4,100)

Revenue Growth[4]	(0.9)%	(0.7)%

OCF Growth[4]	(4.3)%	(2.4)%

Cash Flows From:

Operating Activities	$1,322 mm	$1,629 mm

Investing Activities	$(315) mm	$(683) mm

Financing Activities	$(858) mm	$(1,595) mm

OFCF Growth[4]	14%	37%

Adjusted FCF	$552 mm	$(73) mm

P&E Additions	$683 mm	$1,381 mm

Continuing Operations (Excluding Switzerland)[5]	Q2 2019	H1 2019

Organic RGU Additions	(800)	66,800

Revenue Growth[4]	(0.6)%	(0.4)%

OCF Growth[4]	(3.4)%	(1.3)%

OFCF Growth[4]	34%	74%

Adjusted FCF[6]	$546 mm	$(80) mm

P&E Additions	$605 mm	$1,245 mm

2019 Guidance Targets[7] (Excluding Switzerland)[5]

OCF Growth[4]	Flat to Down

Adjusted FCF[6]	$550 - $600 mm

P&E Additions	~$2.7 bn

NASDAQ: LBTYA | LBTYB | LBTYK

“Today we are announcing the first step towards allocating our capital in a value-accretive manner with the intention to launch cash tender offers of up to $2.5 billion consisting of up to $625 million Class A ordinary shares at an expected price range of $25.25 to $29.00 and up to $1.875 billion Class C ordinary shares at an expected price range of $24.75 to $28.50. We expect to launch the tender offers around August 12. We are also focused on enhancing the strategic and financial value of our core operating businesses, particularly Virgin Media which remains the most advanced broadband and fixed/mobile provider in the U.K. with substantial opportunities for expansion and growth. With 500 Mbps already available to nearly 15 million homes and 1 Gbps speeds just around the corner, Virgin Media is miles ahead of other U.K. operators in providing ultrafast broadband, both today and into the future.”

“We are also delivering on our promise to reduce capital intensity and optimize free cash flow after three years of increased network and product expansion. Through June, our P&E additions were down 25% from last year and our operating free cash flow was up nearly 40% on a reported basis, and nearly 75% on a guidance basis which excludes Switzerland. Together with planned and executed reductions in our corporate costs and the restructuring of our technology operations to reflect our reduced customer base and significant TSA revenues, we are on track to hit both our OCF and free cash flow guidance for the year.”

“Our second quarter 2019 earnings call is tomorrow morning at 9:00 a.m. ET.”

Contacts

Investor Relations

Matt Coates                     +44 20 8483 6333

John Rea                            +1 303 220 4238

Stefan Halters                  +44 20 8483 6211

Corporate Communications

Molly Bruce                         +1 303 220 4202

Matt Beake                        +44 20 8483 6428

Corporate Website

www.libertyglobal.com

About Liberty Global

Liberty Global (NASDAQ: LBTYA, LBTYB and LBTYK) is one of the world’s leading converged video, broadband and communications companies, with operations in six European countries under the consumer brands Virgin Media, Telenet and UPC. We invest in the infrastructure and digital platforms that empower our customers to make the most of the digital revolution. Our substantial scale and commitment to innovation enable us to develop market-leading products delivered through next-generation networks that connect 11 million customers subscribing to 25 million TV, broadband internet and telephony services. We also serve 6 million mobile subscribers and offer WiFi service through millions of access points across our footprint.

In addition, Liberty Global owns 50% of VodafoneZiggo, a joint venture in the Netherlands with 4 million customers subscribing to 10 million fixed-line and 5 million mobile services, as well as significant investments in ITV, All3Media, ITI Neovision, LionsGate, the Formula E racing series and several regional sports networks.

Tender Offers for Ordinary Shares

Liberty Global today announced its intention to commence modified Dutch auction cash tender offers for an aggregate value of up to $625 million of its Class A ordinary shares and an aggregate value of up to $1.875 billion of its Class C ordinary shares (for an aggregate total value of up to $2.5 billion) to be purchased at respective prices within a range, which is currently expected to be $25.25 to $29.00 per Class A ordinary share and $24.75 to $28.50 per Class C ordinary share. We currently expect to commence the tender offers on or about August 12, 2019. The tender offers are expected to be funded with existing cash and cash equivalents. We can make no assurances regarding the form, timing, price range or amount of such tender offers, or that we will successfully commence or complete such tender offers.

Q2 Highlights (on a continuing operations basis unless otherwise noted)

●	Q2 rebased revenue decreased 0.9% to $2,850.4 million

○	Q2 residential cable revenue[8] decreased 0.4% YoY to $1.9 billion

◾	Results driven by revenue contractions in Switzerland and Belgium

○	Q2 residential mobile revenue[8] increased 0.6% YoY to $0.4 billion

◾	Strong Swiss results offset by weakness across other operations

○	Q2 B2B9 revenue[8] decreased 1.9% YoY to $0.5 billion

◾	Strong growth in CEE, flat in Switzerland and declines at our other operations

●	Q2 operating income decreased 43.7% YoY to $148.7 million

●	Q2 rebased OCF declined by 4.3% to $1,190.7 million

●	Q2 property & equipment additions spend at 24.0% of revenue as compared to 28.6% in Q2 2018

●	Completed 165,000 new premises during Q2, including 130,000 new premises in the U.K. & Ireland

●	Repurchased nearly $300 million of stock during Q2 2019

●	Solid balance sheet with $3.9 billion of liquidity[10] at Q2

○	Pro forma for the Vodafone transaction, liquidity increases to approximately $13.1 billion[10]

●	Net leverage[11] of 5.2x for Full Company at Q2, reducing to 3.0x11 pro forma for the Vodafone transaction

●	Fully-swapped borrowing cost of 4.1% on debt balance of $29.4 billion

Liberty Global (continuing operations)	Q2 2019	YoY Growth(i)	YTD 2019	YoY Growth(i)
Subscribers
Organic Net RGU Losses	(28,800)		(4,100)
Organic Net RGU Additions (Losses) excl. Switzerland	(800)		66,800

Financial (in millions, except percentages)
Revenue
Continuing operations	$2,850.4	(0.9%)	$5,718.4	(0.7%)
Continuing operations excluding Switzerland		(0.6%)		(0.4%)
Operating income	$148.7	(43.7%)	$254.2	(33.4%)
OCF:
Continuing operations	$1,190.7	(4.3%)	$2,374.0	(2.4%)
Continuing operations excluding Switzerland		(3.4%)		(1.3%)
Cash provided by operating activities	$1,322.2		$1,628.5
Cash used by investing activities	$(315.0)		$(682.7)
Cash used by financing activities	$(857.9)		$(1,595.4)
Adjusted FCF:
Continuing operations	$552.0		$(72.5)
Pro forma continuing operations(ii)	$546.0		$(79.9)

(i)	Revenue and OCF YoY growth rates are on a rebased basis
(ii)

Pro forma Adjusted FCF gives pro forma effect to certain adjustments to our recurring cash flows that we have or expect to realize following the disposition of the remaining Discontinued Operations and the Switzerland Disposal Group[2]. For additional details, see the information and reconciliation included within the Glossary

Subscriber Growth

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Organic RGU net additions (losses) by product
Video	(54,900)	(7,700)	(115,400)	(52,900)
Data	9,600	18,900	52,000	49,400
Voice	16,500	29,600	59,300	34,000

Total	(28,800)	40,800	(4,100)	30,500

Organic RGU net additions (losses) by market
U.K./Ireland	(4,900)	112,200	54,300	157,100
Belgium	(20,000)	(21,700)	(55,700)	(46,900)
Switzerland	(28,000)	(53,800)	(70,900)	(97,500)
Continuing CEE (Poland and Slovakia)	24,100	4,100	68,200	17,800

Total	(28,800)	40,800	(4,100)	30,500

Organic Mobile SIM additions (losses) by product
Postpaid	125,800	81,200	198,100	194,300
Prepaid	(34,000)	(36,300)	(79,500)	(85,700)

Total	91,800	44,900	118,600	108,600

Organic Mobile SIM additions by market
U.K./Ireland	33,800	20,700	27,100	45,900
Belgium[12]	43,500	16,800	64,400	48,600
Other	14,500	7,400	27,100	14,100

Total	91,800	44,900	118,600	108,600

●

Cable Product Performance: During Q2 we lost 29,000 RGUs, as compared to a gain of 41,000 RGUs in the prior-year period, as improved performances in our CEE operations, Switzerland and Telenet were more than offset by weakness in Virgin Media. From a product perspective, gains in data and voice were more than offset by video losses

●

U.K./Ireland: Q2 RGU losses were 5,000 as we maintained a disciplined and balanced approach to customer acquisition and capital expenditure during a seasonally soft quarter in which market growth in broadband and video continued to slow

●	Belgium: RGU attrition of 20,000 in Q2 represents a sequential and year-over-year improvement as losses in the SFR footprint moderated

●	Switzerland: Lost 28,000 RGUs in Q2 compared to a loss of 54,000 in Q2 2018, with improved performance in all products driven by an enhanced value proposition

●	Continuing CEE (Poland and Slovakia): Gained 24,000 RGUs in Q2 as compared to 4,000 additions in the prior-year period, mainly driven by improved sales and churn reduction in Poland

●	Mobile: Added 92,000 mobile subscribers in Q2, as 126,000 postpaid additions were only partially offset by continued attrition in our low-ARPU prepaid base

○

Q2 U.K./Ireland postpaid mobile net additions of 57,000 were supported by the launch of our FMC bundles. The postpaid gain was only partially offset by low-ARPU prepaid losses, resulting in a net gain of 34,000 mobile subscriptions; 4G subscriptions now represent 84% of our postpaid base

○	Belgium added 44,000 mobile subscribers during Q2 including 54,000 net postpaid additions. This growth was supported by our converged WIGO offering

○	Switzerland added 14,000 mobile subscribers in Q2 driven by bundling success and a revamped mobile offer following our MVNO switch in January 2019

Revenue Highlights

The following table presents (i) revenue of each of our consolidated reportable segments for the comparative periods and (ii) the percentage change from period to period on both a reported and rebased basis:

	Three months ended June 30,		Increase/(decrease)		Six months ended June 30,		Increase/(decrease)
Revenue	2019	2018	%	Rebased %	2019	2018	%	Rebased %
	in millions, except % amounts

Continuing operations:

U.K./Ireland	$1,644.0	$1,734.9	(5.2)	0.4	$3,305.3	$3,513.1	(5.9)	0.1

Belgium	713.2	753.9	(5.4)	(1.5)	1,425.1	1,513.5	(5.8)	(1.0)

Switzerland	315.0	332.2	(5.2)	(3.6)	631.0	677.1	(6.8)	(3.6)

Continuing CEE	119.1	123.3	(3.4)	2.9	238.2	252.8	(5.8)	2.6

Central and Corporate	60.2	72.9	(17.4)	(19.6)	120.9	125.6	(3.7)	(11.4)

Intersegment eliminations	(1.1)	(1.6)	N.M.	N.M.	(2.1)	(3.0)	N.M.	N.M.

Total continuing operations	$2,850.4	$3,015.6	(5.5)	(0.9)	$5,718.4	$6,079.1	(5.9)	(0.7)

Total continuing operations excluding Switzerland				(0.6)				(0.4)

N.M. - Not Meaningful

•	Reported revenue for the three and six months ended June 30, 2019 decreased 5.5% and 5.9% year over year, respectively

○

The Q2 results were primarily driven by the impact of (i) negative foreign exchange (“FX”) movements, mainly related to the weakening of the British Pound and Euro against the U.S. dollar, and (ii) organic revenue contraction

•	Rebased revenue declined 0.9% and 0.7% in the Q2 and YTD periods, respectively. This result included:

○

The favorable impact of $5.6 million related to revenue recognized by Virgin Media during the second quarter of 2019 in connection with the sale of rights to future commission payments on customer handset insurance arrangements

○	For the YTD period, the favorable impact of a $4.1 million revenue reversal recorded in Switzerland during the first quarter of 2018

Q2 2019 Rebased Revenue Growth - Segment Highlights

•

U.K./Ireland: Rebased revenue increased 0.4% in Q2 driven by the net effect of (i) an increase in residential cable revenue due to a year-over-year increase in our subscriber base and modest growth in cable ARPU, (ii) a decrease in residential mobile revenue driven by a lower volume of handset sales, partially offset by the aforementioned revenue benefit arising from the sale of future commissions and (iii) a decline in B2B revenue due to lower data and installation revenue in our non-subscription business, which offset the increase in revenue due to growth in SOHO subscribers

•

Belgium: Rebased revenue declined 1.5% in Q2 driven by (i) a decrease in B2B revenue, (ii) a decline in residential cable revenue primarily due to a decrease in subscribers and (iii) a decrease in mobile revenue primarily due to a decline in mobile ARPU

•

Switzerland: Rebased revenue declined 3.6% in Q2, primarily due to the net effect of (i) lower residential cable subscription revenue, which was primarily driven by lower average subscriber levels, and (ii) an increase in mobile revenue driven by an increase in revenue from handset sales and an increase in subscribers

•

Continuing CEE (Poland and Slovakia): Rebased revenue increased 2.9% in Q2 due to (i) growth in our B2B business and (ii) an increase in residential cable subscription revenue driven by new build areas

•	Central and Corporate: Rebased revenue decreased 19.6% in Q2 primarily due to a decrease in CPE sales to the VodafoneZiggo JV

Operating Income

•

Operating income was $148.7 million and $264.1 million in Q2 2019 and Q2 2018, respectively, representing a decrease of 43.7% YoY. For the six months ended June 30, 2019, our operating income of $254.2 million reflects a decrease of 33.4% as compared to $381.7 million in H2 2018

•

The decrease in operating income in both the QTD and YTD periods primarily resulted from the net effect of (i) lower OCF, as further described below, (ii) a decrease in depreciation and amortization expense, (iii) an increase in share-based compensation expense and (iv) an increase in impairment, restructuring and other operating items, net

Operating Cash Flow Highlights

The following table presents (i) OCF of each of our consolidated reportable segments for the comparative periods, and (ii) the percentage change from period to period on both a reported and rebased basis:

	Three months ended June 30,		Increase/(decrease)		Six months ended June 30,		Increase/(decrease)
OCF	2019	2018	%	Rebased %	2019	2018	%	Rebased %
	in millions, except % amounts
Continuing operations:
U.K./Ireland	$703.2	$763.6	(7.9)	(2.5)	$1,411.5	$1,526.2	(7.5)	(1.6)
Belgium	349.4	383.7	(8.9)	(3.6)	688.4	741.3	(7.1)	(0.8)
Switzerland	169.7	189.0	(10.2)	(8.7)	332.8	375.5	(11.4)	(8.1)
Continuing CEE	57.9	62.0	(6.6)	(0.5)	115.1	124.3	(7.4)	0.7
Central and Corporate	(89.5)	(87.9)	(1.8)	(11.0)	(175.2)	(195.0)	10.2	(2.9)
Intersegment eliminations	—	(6.9)	N.M.	N.M.	1.4	(7.1)	N.M.	N.M.

Total continuing operations	$1,190.7	$1,303.5	(8.7)	(4.3)	$2,374.0	$2,565.2	(7.5)	(2.4)

Total continuing operations excluding Switzerland				(3.4)				(1.3)

N.M. - Not Meaningful

●	Reported OCF for the three and six months ended June 30, 2019 decreased 8.7% and 7.5% year over year, respectively

○	These results were primarily driven by the aforementioned revenue decline

●	Our rebased OCF decline of 4.3% and 2.4% in the Q2 and YTD periods, respectively, included:

○	The aforementioned favorable impacts of certain items on our revenue, as discussed in the “Revenue Highlights” section above

○	The following current year impacts:

◾

Unfavorable network tax increases of $11.7 million and $18.2 million for Q2 and YTD, respectively, following an increase in the rateable value of our U.K. networks, which is being phased in over a six-year period ending in 2022

◾	Higher severance costs in U.K./Ireland of $6.6 million and $6.7 million for Q2 and YTD, respectively, associated with revisions to our operating model and decreases in senior management personnel

◾	Unfavorable increases in personnel costs in Central and Corporate related to a $5.0 million cash bonus associated with the renewal of an existing executive employment contract on similar terms

○	The following Q2 2018 impacts in U.K./Ireland, which together have a net impact of $1.5 million:

◾

Higher costs of $5.3 million resulting from a credit recorded during the second quarter of 2018 in connection with a telecommunications operator’s agreement to compensate Virgin Media and other communications providers for certain prior-period contractual breaches related to network charges

◾	Lower costs of $6.8 million due to the reassessment of an accrual in U.K./Ireland in the second quarter of 2018

Q2 2019 Rebased Operating Cash Flow Growth - Segment Highlights

●

U.K./Ireland: Our rebased OCF decline of 2.5% was attributable to the aforementioned revenue growth and a reduction in service costs from operating efficiencies which was more than offset by higher programming costs, higher network taxes and the aforementioned increase in severance costs

●	Belgium: Rebased OCF decline of 3.6% was largely driven by the Medialaan MVNO contract loss

●	Switzerland: Rebased OCF decline of 8.7% in Q2 was largely due to the aforementioned loss of residential cable subscription revenue

●	Continuing CEE (Poland and Slovakia): Rebased OCF decline of 0.5% was largely driven by the aforementioned revenue trend which was more than offset by increased programming spend

Net Earnings (Loss) Attributable to Liberty Global Shareholders

●

Net earnings (loss) attributable to Liberty Global shareholders was $53.0 million and $912.6 million for the three months ended June 30, 2019 and 2018, respectively, and $60.0 million and ($273.9 million) for the six months ended June 30, 2019 and 2018, respectively

Leverage and Liquidity

●	Total principal amount of debt and finance leases: $30.0 billion for continuing operations

●	Leverage ratios[11]: At June 30, 2019, our adjusted gross and net leverage ratios for the Full Company were 5.4x and 5.2x, respectively

○	Q2 net leverage pro forma for Vodafone transaction of 3.0x11

●	Average debt tenor[13]: Approximately 7 years, with ~73% not due until 2025 or thereafter for continuing operations

●	Borrowing costs: Blended fully-swapped borrowing cost of our debt was 4.1% for continuing operations

●	Liquidity[10]: $3.9 billion for our continuing operations, including (i) $1.3 billion of cash at June 30, 2019 and (ii) aggregate unused borrowing capacity[14] under our credit facilities of $2.6 billion

○	Q2 liquidity pro forma for Vodafone transaction of approximately $13.1 billion[10]

Forward-Looking Statements and Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements with respect to our strategies, future growth prospects and opportunities; expectations with respect to our rebased OCF growth, our Adjusted FCF and our P&E additions; expectations with respect to the intended tender offers, including the aggregate amount of Class A and Class C ordinary shares that we expect to offer to purchase in the tender offer, the expected price ranges, and whether we actually commence and consummate the tender offers as planned or at all; the anticipated regulatory approval and closing of the Sunrise transaction; anticipated growth and opportunities in the U.K.; decisions regarding our capital allocation; expectations with respect to the development, launch and benefits of our innovative and advanced products and services, including the rollout of 1 Gbps speeds; the strength of our balance sheet and tenor of our third-party debt; and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include events that are outside of our control, such as the continued use by subscribers and potential subscribers of our and our affiliates’ services and their willingness to upgrade to our more advanced offerings; our and our affiliates’ ability to meet challenges from competition, to manage rapid technological change or to maintain or increase rates to subscribers or to pass through increased costs to subscribers; the effects of changes in laws or regulation; general economic factors; our and our affiliates’ ability to obtain regulatory approval and satisfy regulatory conditions associated with acquisitions and dispositions; our and affiliates’ ability to successfully acquire and integrate new businesses and realize anticipated efficiencies from acquired businesses; the availability of attractive programming for our and our affiliates’ video services and the costs associated with such programming; our and our affiliates’ ability to achieve forecasted financial and operating targets; the outcome of any pending or threatened litigation; the ability of our operating companies and affiliates to access cash of their respective subsidiaries; the impact of our operating companies’ and affiliates’ future financial performance, or market conditions generally, on the availability, terms and deployment of capital; fluctuations in currency exchange and interest rates; the ability of suppliers, vendors and contractors to timely deliver quality products, equipment, software, services and access; our and our affiliates’ ability to adequately forecast and plan future network requirements including the costs and benefits associated with network expansions; and other factors detailed from time to time in our filings with the Securities and Exchange Commission, including our most recently filed Form 10-K/A and Forms 10-Q. These forward-looking statements speak only as of the date of this release. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This press release is for informational purposes only, is not a recommendation to buy or sell the Company’s ordinary shares, and does not constitute an offer to buy or the solicitation to sell the Company’s ordinary shares. The tender offers described in this press release have not yet commenced, and there can be no assurances that the Company will commence the tender offers on the terms described in this press release or at all. The tender offers will be made only pursuant to the Offer to Purchase, the Letters of Transmittal and other related materials that the Company expects to file with the SEC upon commencement of the tender offers. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTERS OF TRANSMITTAL AND RELATED MATERIALS (AND ANY AMENDMENT OR SUPPLEMENT THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFERS, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. If and when the tender offers are commenced, shareholders will be able to obtain a free copy of the tender offer materials (including the Offer to Purchase, the Letters of Transmittal and other related materials) that the Company will be filing with the SEC at the SEC’s website at www.sec.gov. In addition, if and when the tender offers are commenced, the Company will provide contact information for shareholders if they should have any questions or assistance.

Balance Sheets, Statements of Operations and Statements of Cash Flows

The condensed consolidated balance sheets, statements of operations and statements of cash flows of Liberty Global are in our 10-Q.

Rebase Information

For purposes of calculating rebased growth rates on a comparable basis for all businesses that we owned during 2019, we have adjusted our historical revenue and OCF for the three and six months ended June 30, 2018 to (i) include the pre-acquisition revenue and OCF of entities acquired during 2018 in our rebased amounts for the three and six months ended June 30, 2018 to the same extent that the revenue and OCF of these entities are included in our results for the three and six months ended June 30, 2019, (ii) include revenue and costs for the temporary elements of transitional and other services provided to the VodafoneZiggo JV, Deutsche Telekom (the buyer of UPC Austria), Liberty Latin America and M7 Group (the buyer of UPC DTH), to reflect amounts related to these services equal to those included in our results for the three and six months ended June 30, 2019 and (iii) reflect the translation of our rebased amounts for the three and six months ended June 30, 2018 at the applicable average foreign currency exchange rates that were used to translate our results for the three and six months ended June 30, 2019. We have reflected the revenue and OCF of these acquired entities in our 2018 rebased amounts based on what we believe to be the most reliable information that is currently available to us (generally pre-acquisition financial statements), as adjusted for the estimated effects of (a) any significant differences between U.S. GAAP and local generally accepted accounting principles, (b) any significant effects of acquisition accounting adjustments, (c) any significant differences between our accounting policies and those of the acquired entities and (d) other items we deem appropriate. We do not adjust pre-acquisition periods to eliminate nonrecurring items or to give retroactive effect to any changes in estimates that might be implemented during post-acquisition periods. As we did not own or operate the acquired businesses during the pre-acquisition periods, no assurance can be given that we have identified all adjustments necessary to present the revenue and OCF of these entities on a basis that is comparable to the corresponding post-acquisition amounts that are included in our historical results or that the pre-acquisition financial statements we have relied upon do not contain undetected errors. The adjustments reflected in our rebased amounts have not been prepared with a view towards complying with Article 11 of Regulation S-X. In addition, the rebased growth percentages are not necessarily indicative of the revenue and OCF that would have occurred if these transactions had occurred on the dates assumed for purposes of calculating our rebased amounts or the revenue and OCF that will occur in the future. The rebased growth percentages have been presented as a basis for assessing growth rates on a comparable basis, and are not presented as a measure of our pro forma financial performance.

The following table provides adjustments made to the 2018 amounts to derive our rebased growth rates for our continuing operations:

	Revenue		OCF
	Three months ended June 30, 2018	Six months ended June 30, 2018	Three months ended June 30, 2018	Six months ended June 30, 2018

	in millions
Acquisitions	$15.2	$31.5	$2.1	$3.7
Dispositions(i)	5.7	18.3	4.2	14.0
Foreign Currency	(158.8)	(367.3)	(66.1)	(150.0)

Total decrease	$(137.9)	$(317.5)	$(59.8)	$(132.3)

(i)

Includes rebase adjustments related to agreements to provide transitional and other services to the VodafoneZiggo JV, Liberty Latin America, Deutsche Telekom and M7 Group. These adjustments result in an equal amount of fees in both the 2019 and 2018 periods for those services that are deemed to be temporary in nature. The net amount of these adjustments resulted in increases in revenue and OCF of $5.7 million and $4.2 million and $18.3 million and $15.3 million, respectively, for the three and six months ended June 30, 2018.

Summary of Debt, Finance Lease Obligations & Cash and Cash Equivalents

The following table(i) details the U.S. dollar equivalent balances of the outstanding principal amount of our continuing operations debt, finance lease obligations and cash and cash equivalents at June 30, 2019:

		Finance	Debt & Finance	Cash
		Lease	Lease	and Cash
	Debt(ii), (iii)	Obligations	Obligations	Equivalents
	in millions
Liberty Global and unrestricted subsidiaries	$1,580.7	$68.3	$1,649.0	$1,018.5
Virgin Media(iv)	15,791.0	69.6	15,860.6	41.7
UPC Holding	6,031.1	29.4	6,060.5	50.4
Telenet	5,999.2	465.0	6,464.2	158.4

Total	$29,402.0	$632.3	$30,034.3	$1,269.0

(i)	Except as otherwise indicated, the amounts reported in the table include the named entity and its subsidiaries.
(ii)	Debt amounts for UPC Holding and Telenet include notes issued by special purpose entities that are consolidated by the respective subsidiary.
(iii)

Debt amounts for UPC Holding include those amounts that were not direct obligations of the entities that were disposed within the UPC Holding borrowing group. Subsequent to June 30, 2019, certain of these obligations were repaid with a portion of the proceeds from the disposition that was completed on July 31, 2019.

(iv)

The Virgin Media borrowing group includes certain subsidiaries of Virgin Media, but excludes the parent entity, Virgin Media Inc. The cash and cash equivalents amount includes cash and cash equivalents held by the Virgin Media borrowing group, but excludes cash and cash equivalents held by Virgin Media Inc. This amount is included in the amount shown for Liberty Global and unrestricted subsidiaries.

Property and Equipment Additions and Capital Expenditures

The table below highlights the categories of the property and equipment additions of our continuing operations for the indicated periods and reconciles those additions to the capital expenditures of our continuing operations that are presented in the condensed consolidated statements of cash flows in our 10-Q.

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018
	in millions, except % amounts
Customer premises equipment	$157.7	$240.4	$386.3	$536.1
New Build & Upgrade	162.2	190.4	304.6	378.4
Capacity	77.2	84.9	149.8	211.4
Baseline	154.8	190.5	283.2	356.1
Product & Enablers	130.8	156.6	257.4	364.4

Total P&E Additions	682.7	862.8	1,381.3	1,846.4
Reconciliation of P&E Additions to capital expenditures:
Assets acquired under capital-related vendor financing arrangements(i)	(417.4)	(550.8)	(926.3)	(1,186.7)
Assets acquired under capital leases	(20.4)	(22.6)	(32.6)	(46.5)
Changes in current liabilities related to capital expenditures	56.7	21.2	210.5	181.6

Total capital expenditures, net(ii)	$301.6	$310.6	$632.9	$794.8

Capital expenditures, net:
Third-party payments	$319.6	$342.5	$691.2	$852.1
Proceeds received for transfers to related parties(iii)	(18.0)	(31.9)	(58.3)	(57.3)

Total capital expenditures, net	$301.6	$310.6	$632.9	$794.8

P&E Additions as % of revenue[8]	24.0%	28.6%	24.2%	30.4%

(i)

Amounts exclude related VAT of $63.9 million and $86.9 million for the three months ended June 30 2019 and 2018, respectively, and $148.7 million and $183.5 million for the six months ended June 30, 2019 and 2018, respectively, that were also financed by our vendors under these arrangements.

(ii)

The capital expenditures that we report in our condensed consolidated statements of cash flows do not include amounts that are financed under vendor financing or finance lease arrangements. Instead, these expenditures are reflected as non-cash additions to our property and equipment when the underlying assets are delivered, and as repayments of debt when the related principal is repaid.

(iii)	Primarily relates to transfers of centrally-procured property and equipment to our Discontinued Operations and the VodafoneZiggo JV.

ARPU per Cable Customer Relationship

The following table provides ARPU per cable customer relationship for the indicated periods:

	Three months ended June 30,		%	Rebased
	2019	2018	Change	% Change
Liberty Global	$59.50	$62.05	(4.1%)	1.0%
U.K. & Ireland (Virgin Media)	£51.35	£51.11	0.5%	0.5%
Belgium (Telenet)	€57.18	€55.15	3.7%	3.7%
UPC	€37.13	€36.80	0.9%	(1.8%)

Mobile ARPU

The following tables provide ARPU per mobile subscriber for the indicated periods:

	ARPU per Mobile Subscriber
	Three months ended June 30,		%	Rebased
	2019	2018	Change	% Change
Liberty Global:
Including interconnect revenue	$16.49	$14.89	10.7%	(2.6%)
Excluding interconnect revenue	$14.15	$12.43	13.8%	(2.7%)

	Consolidated Operating Data — June 30, 2019
				Video
	Homes Passed	Two-way Homes Passed	Cable Customer Relationships	Basic Video Subscribers(i)	Enhanced Video Subscribers	Total Video	Internet Subscribers(ii)	Telephony Subscribers(iii)	Total RGUs	Total Mobile Subscribers(iv)

Continuing operations:
U.K.	14,636,700	14,630,000	5,531,800	—	3,822,100	3,822,100	5,266,700	4,641,000	13,729,800	3,059,000
Belgium	3,366,100	3,366,100	2,091,600	183,700	1,718,500	1,902,200	1,661,100	1,234,800	4,798,100	2,748,300
Switzerland(v)	2,353,300	2,353,300	1,070,700	441,300	599,400	1,040,700	676,700	510,800	2,228,200	173,400
Ireland	941,400	909,300	434,500	1,100	268,300	269,400	376,200	345,800	991,400	91,500
Poland	3,500,200	3,446,400	1,468,100	177,000	1,058,500	1,235,500	1,203,400	679,000	3,117,900	3,000
Slovakia	616,400	601,700	192,700	27,800	142,400	170,200	138,300	85,600	394,100	—

Total continuing operations	25,414,100	25,306,800	10,789,400	830,900	7,609,200	8,440,100	9,322,400	7,497,000	25,259,500	6,075,200

	Subscriber Variance Table - June 30, 2019 vs. March 31, 2019
				Video
	Homes Passed	Two-way Homes Passed	Cable Customer Relationships	Basic Video Subscribers(i)	Enhanced Video Subscribers	Total Video	Internet Subscribers(ii)	Telephony Subscribers(iii)	Total RGUs	Total Mobile Subscribers(iv)

Continuing operations:
U.K.	126,000	126,000	(2,400)	—	(24,600)	(24,600)	7,100	23,700	6,200	28,400
Belgium	9,000	9,000	(8,200)	(7,700)	(6,900)	(14,600)	3,000	(8,400)	(20,000)	43,500
Switzerland(v)	8,900	8,900	(21,500)	13,700	(33,200)	(19,500)	(9,500)	(2,800)	(31,800)	14,300
Ireland	11,600	11,700	(3,200)	(1,800)	(900)	(2,700)	(1,900)	(6,500)	(11,100)	5,400
Poland	20,800	21,400	5,300	(900)	4,700	3,800	11,100	11,000	25,900	200
Slovakia	1,300	1,400	(2,000)	500	(1,600)	(1,100)	(200)	(500)	(1,800)	—

Total continuing operations	177,600	178,400	(32,000)	3,800	(62,500)	(58,700)	9,600	16,500	(32,600)	91,800

Organic Change Summary:
U.K.	126,000	126,000	(2,400)	—	(24,600)	(24,600)	7,100	23,700	6,200	28,400
Belgium	9,000	9,000	(8,200)	(7,700)	(6,900)	(14,600)	3,000	(8,400)	(20,000)	43,500
Other Europe	42,600	43,400	(18,000)	(10,700)	(5,000)	(15,700)	(500)	1,200	(15,000)	19,900

Total Organic Change	177,600	178,400	(28,600)	(18,400)	(36,500)	(54,900)	9,600	16,500	(28,800)	91,800

Q2 2019 Adjustments:
Q2 2019 Adjustment - Switzerland	—	—	(3,400)	22,200	(26,000)	(3,800)	—	—	(3,800)	—

Total adjustments	—	—	(3,400)	22,200	(26,000)	(3,800)	—	—	(3,800)	—

Footnotes for Consolidated Operating Data and Subscriber Variance Tables

(i)	We have approximately 200,900 “lifeline” customers that are counted on a per connection basis, representing the least expensive regulated tier of video cable service, with only a few channels.
(ii)

In Switzerland, we offer a 2 Mbps internet service to our Basic and Enhanced Video Subscribers without an incremental recurring fee. Our Internet Subscribers in Switzerland include 73,200 subscribers who have requested and received this service.

(iii)

In Switzerland, we offer a basic phone service to our Basic and Enhanced Video Subscribers without an incremental recurring fee. Our Telephony Subscribers in Switzerland include 167,000 subscribers who have requested and received this service.

(iv)

In a number of countries, our mobile subscribers receive mobile services pursuant to prepaid contracts. As of June 30, 2019, our mobile subscriber count included 466,300 and 320,200 prepaid mobile subscribers in Belgium and the U.K., respectively.

(v)

Pursuant to service agreements, Switzerland offers enhanced video, broadband internet and telephony services over networks owned by third-party cable operators (“partner networks”). A partner network RGU is only recognized if there is a direct billing relationship with the customer. At June 30, 2019, Switzerland’s partner networks account for 122,900 Cable Customer Relationships, 300,000 RGUs, which include 106,800 Enhanced Video Subscribers, 109,000 Internet Subscribers, and 84,200 Telephony Subscribers. Subscribers to our enhanced video services provided over partner networks receive basic video services from the partner networks as opposed to our operations. Due to the fact that we do not own these partner networks, we do not report homes passed for Switzerland’s partner networks.

Additional General Notes to Tables:

Most of our broadband communications subsidiaries provide telephony, broadband internet, data, video or other B2B services. Certain of our B2B revenue is derived from SOHO subscribers that pay a premium price to receive enhanced service levels along with video, internet or telephony services that are the same or similar to the mass marketed products offered to our residential subscribers. All mass marketed products provided to SOHOs, whether or not accompanied by enhanced service levels and/or premium prices, are included in the respective RGU and customer counts of our broadband communications operations, with only those services provided at premium prices considered to be “SOHO RGUs” or “SOHO customers.” To the extent our existing customers upgrade from a residential product offering to a SOHO product offering, the number of SOHO RGUs or SOHO customers will increase, but there is no impact to our total RGU or customer counts. With the exception of our B2B SOHO subscribers, we generally do not count customers of B2B services as customers or RGUs for external reporting purposes.

In Germany, homes passed reflect the footprint and two-way homes passed reflect the technological capability of our network up to the street cabinet, with drops from the street cabinet to the building generally added, and in-home wiring generally upgraded, on an as needed or success-based basis. In Belgium, Telenet leases a portion of its network under a long-term finance lease arrangement. These tables include operating statistics for Telenet’s owned and leased networks.

While we take appropriate steps to ensure that subscriber statistics are presented on a consistent and accurate basis at any given balance sheet date, the variability from country to country in (i) the nature and pricing of products and services, (ii) the distribution platform, (iii) billing systems, (iv) bad debt collection experience and (v) other factors add complexity to the subscriber counting process. We periodically review our subscriber counting policies and underlying systems to improve the accuracy and consistency of the data reported on a prospective basis. Accordingly, we may from time to time make appropriate adjustments to our subscriber statistics based on those reviews.

Subscriber information for acquired entities is preliminary and subject to adjustment until we have completed our review of such information and determined that it is presented in accordance with our policies.

Footnotes

1

Convenience translation based on USD/EUR rate of 1.12. The amount of net cash proceeds we received from the transaction differs from the amount we estimated at the time the deal was announced in May 2018 primarily due to the net effect of (i) adverse movement in the EUR/USD exchange rate, (ii) higher vendor financing at Unitymedia in the interim period between transaction announcement and closing, which had the effect of Liberty Global receiving a corresponding increase in cash generated by Unitymedia during the period prior to closing, (iii) a debt recapitalization at Unitymedia, (iv) the settlement of centrally-procured vendor financing amounts that are attributable to the disposed operations, (v) changes in the value of our derivatives associated with the debt at Unitymedia and (vi) working capital and cash adjustments.

2	Represents the equivalent USD amount based on the February 27, 2019 agreement date.

3

The pro forma cash balance includes (i) the net cash proceeds from the Vodafone transaction of $11.3 billion, (ii) the expected net cash proceeds from the Sunrise transaction of $2.5 billion, (i) the prepayment of the $1.6 billion term loan at UPC, (iv) an expected $0.9 billion re-levering of our operations in Poland and Slovakia and (v) the $1.3 billion cash balance at June 30, 2019. The expected net cash proceeds from the Sunrise transaction differs from the amount we estimated at the agreement date due to FX movements.

4

With the exception of OFCF, the indicated growth rates are rebased for acquisitions, dispositions, FX and other items that impact the comparability of our year-over-year results. Please see Rebase Information for information on rebased growth. OFCF growth rates are presented on a reported basis.

5

The term “excluding Switzerland” represents our continuing operations excluding UPC Switzerland and certain holding companies within the UPC Holding borrowing group (together, the “Switzerland Disposal Group”), including the UPC Holding borrowing group’s existing senior and senior secured notes (the “UPC Notes”), associated derivatives and certain other debt items. This is the basis on which analyst consensus estimates for our key performance indicators are currently derived and on which we originally provided our 2019 guidance for OCF, Adjusted FCF and Property and Equipment Additions.

6

Pro forma Adjusted FCF incorporates our preliminary estimate of (i) assumed interest and related derivative payments that were made by the UPC Holding continuing operations during the period and (ii) the net cash flows that we would have received from transitional services agreements if the sale of the remaining Discontinued Operations and UPC Switzerland had occurred on January 1, 2019. A reconciliation of our Adjusted FCF guidance for 2019 to a U.S. GAAP measure is not provided as not all elements of the reconciliation are projected as part of our forecasting process, as certain items may vary significantly from one period to another.

7	Absolute full-year 2019 U.S. dollar guidance figures based on FX rates of EUR/USD 1.13 and GBP/USD 1.30

8

Includes subscription and non-subscription revenue. For additional information regarding how we define our revenue categories, see note 17 to the condensed consolidated financial statements included in our 10-Q.

9	Total B2B includes subscription (SOHO) and non-subscription revenue. B2B and SOHO growth rates include upsell from our residential businesses.

10

Liquidity refers to cash and cash equivalents plus the maximum undrawn commitments under subsidiary borrowing facilities, without regard to covenant compliance calculations. Pro forma liquidity for the Vodafone transaction is adjusted to reflect certain items, including (i) our preliminary estimate of the net cash and cash equivalents received upon closing of the transaction of €10.1 billion ($11.3 billion based on an FX rate of EUR/USD 1.12) and (ii) the prepayment of $1.6 billion outstanding principal amount of term loans under the UPC Holding Bank Facility.

11

Consistent with how we calculate our leverage ratios under our debt agreements, we calculate our debt ratios on a Full Company basis, which includes our continuing operations and our remaining Discontinued Operations, with the gross and net debt ratios defined as total debt and net debt, respectively, divided by annualized OCF of the latest quarter. Net debt is defined as total debt less cash and cash equivalents. For purposes of these calculations, debt is measured using swapped foreign currency rates, consistent with the covenant calculation requirements of our subsidiary debt agreements, and excludes the loans backed or secured by the shares we hold in ITV plc and Lions Gate Entertainment Corp. We have not presented leverage ratios on a continuing operations basis as we believe that such a presentation would overstate our leverage and would not be representative of the actual leverage ratios that we will report once all dispositions are completed. For additional information, see note 4 to the condensed consolidated financial statements included in our 10-Q. The following table details the calculation of our Full Company consolidated debt and net debt to annualized consolidated OCF ratios as of and for the quarter ended June 30, 2019:

As of and for the quarter ended June 30, 2019
in millions, except ratios
Consolidated Debt to Annualized Consolidated OCF:
Debt and finance lease obligations before deferred financing costs, discounts and premiums	$39,938.9
Principal related projected derivative cash payments	(1,373.9)
ITV Collar Loan	(1,374.1)
Lionsgate Collar Loan	(82.9)

Adjusted debt and finance lease obligations before deferred financing costs, discounts and premiums	$37,108.0

Annualized quarterly OCF	$6,854.0
Consolidated debt to annualized consolidated OCF ratio	5.4

Consolidated Net Debt to Annualized Consolidated OCF:
Adjusted debt and finance lease obligations before deferred financing costs, discounts and premiums	$37,108.0
Cash and cash equivalents	(1,278.7)

Adjusted net debt and finance lease obligations before deferred financing costs, discounts and premiums	$35,829.3

Annualized quarterly OCF	$6,854.0
Consolidated net debt to annualized consolidated OCF ratio	5.2

The pro forma net leverage ratio for the Vodafone transaction is adjusted to reflect certain items, including (i) the adjustments included in our pro forma liquidity calculation, as described above in footnote 10, (ii) the removal of the OCF of our operations in Germany, Hungary, Romania and the Czech Republic and (iii) the removal of the debt associated with our operations in Germany, including adjustments associated with related derivative instruments.

12

Our Q2 2018 mobile subscriber additions have been restated to correct the overstatement of our and Telenet’s subscriber base in relation to the removal of inactive “pay as you go subscribers” within Telenet’s postpaid subscriber base as these subscribers do not pay a monthly subscription fee and are only billed on their effective usage, which resulted in reductions to our mobile subscriber base of 58,800 at June 30, 2018, 49,400 at March 31, 2018 and 53,000 at December 31, 2017. In addition, our mobile subscriber counts at March 31, 2018 and December 31, 2017 have been restated to reflect the removal of 127,300 and 133,200, respectively, of small or medium enterprise mobile telephony subscribers that, beginning in Q2 2018, are now reflected as business customers and are no longer included in our mobile telephony subscriber count.

13	For purposes of calculating our average tenor, total third-party debt excludes vendor financing.

14

Our aggregate unused borrowing capacity of $2.6 billion represents the maximum undrawn commitments under the applicable facilities of our continuing operations without regard to covenant compliance calculations. Upon completion of the relevant June 30, 2019 compliance reporting requirements for our credit facilities, and assuming no further changes from quarter-end borrowing levels, we anticipate that the full unused borrowing capacity of our continuing operations will continue to be available, with the exception of the UPC Holding Bank Facility, which will have borrowing capacity limited to €730.9 million ($830.2 million). Our above expectations do not consider any actual or potential changes to our borrowing levels or any amounts loaned or distributed subsequent to June 30, 2019.

Glossary

10-Q or 10-K: As used herein, the terms 10-Q and 10-K refer to our most recent quarterly or annual report as filed with the Securities and Exchange Commission on Form 10-Q or Form 10-K, as applicable.

Adjusted Free Cash Flow (FCF): net cash provided by our operating activities, plus (i) cash payments for third-party costs directly associated with successful and unsuccessful acquisitions and dispositions and (ii) expenses financed by an intermediary, less (a) capital expenditures, as reported in our condensed consolidated statements of cash flows, (b) principal payments on amounts financed by vendors and intermediaries and (c) principal payments on finance leases (exclusive of the portions of the network lease in Belgium and the duct leases in Germany that we assumed in connection with certain acquisitions), with each item excluding any cash provided or used by our discontinued operations. We believe that our presentation of Adjusted Free Cash Flow provides useful information to our investors because this measure can be used to gauge our ability to service debt and fund new investment opportunities. Adjusted Free Cash Flow should not be understood to represent our ability to fund discretionary amounts, as we have various mandatory and contractual obligations, including debt repayments, which are not deducted to arrive at this amount. Investors should view Adjusted Free Cash Flow as a supplement to, and not a substitute for, U.S. GAAP measures of liquidity included in our condensed consolidated statements of cash flows.

The following table provides a reconciliation of our net cash provided by operating activities from continuing operations to Adjusted Free Cash Flow for the indicated periods. In addition, in order to provide information regarding the changes to our Adjusted Free Cash Flow that we expect will occur following the sale of the remaining Discontinued Operations and the Switzerland Disposal Group, we also present Adjusted Free Cash Flow on a pro forma basis for three and six months ended June 30, 2019 as if the sale of the remaining Discontinued Operations and the Switzerland Disposal Group had been completed on January 1, 2019.

	Three months ended June 30,
	2019	2018	2019	2018
	Continuing operations		Discontinued Operations (i)
	in millions
Net cash provided by operating activities	$1,322.2	$1,457.8	$370.1	$528.0
Cash payments for direct acquisition and disposition costs	5.6	3.2	—	—
Expenses financed by an intermediary(ii)	522.1	409.1	138.1	77.8
Capital expenditures, net	(301.6)	(310.6)	(102.5)	(122.4)
Principal payments on amounts financed by vendors and intermediaries	(977.6)	(1,673.1)	(216.8)	(132.3)
Principal payments on certain finance leases	(18.7)	(19.6)	(1.9)	(3.1)

Adjusted FCF	552.0	$(133.2)	$187.0	$348.0

Pro forma adjustments related to the sale of the remaining Discontinued Operations and the Switzerland Disposal Group:
Switzerland Disposal Group(iii)	(65.0)
Interest and derivative payments(iv)	(1.0)
Transitional services agreements(v)	60.0

Pro forma Adjusted FCF(vi)	$546.0

	Six months ended June 30,
	2019	2018	2019	2018
	Continuing operations		Discontinued Operations (i)
	in millions
Net cash provided by operating activities	$1,628.5	$2,128.1	$829.2	$1,137.0
Cash payments for direct acquisition and disposition costs	18.0	4.8	—	—
Expenses financed by an intermediary(ii)	1,086.1	916.4	276.9	128.3
Capital expenditures, net	(632.9)	(794.8)	(213.1)	(284.2)
Principal payments on amounts financed by vendors and intermediaries	(2,140.4)	(3,349.0)	(426.4)	(253.2)
Principal payments on certain finance leases	(31.8)	(37.6)	(4.6)	(6.1)

Adjusted FCF	(72.5)	$(1,132.1)	$462.0	$721.8

Pro forma adjustments related to the sale of the remaining Discontinued Operations and the Switzerland Disposal Group:
Switzerland Disposal Group(iii)	(105.9)
Interest and derivative payments(iv)	(22.5)
Transitional services agreements(v)	121.0

Pro forma Adjusted FCF(vi)	$(79.9)

(i)

For the 2019 periods, our Discontinued Operations include our former operations in Germany, Hungary, Romania and the Czech Republic, which were sold on July 31, 2019, and our former DTH business, which was sold on May 2, 2019. For the 2018 period, our Discontinued Operations also include our former operation in Austria through July 31, 2018.

(ii)

For purposes of our condensed consolidated statements of cash flows, expenses financed by an intermediary are treated as hypothetical operating cash outflows and hypothetical financing cash inflows when the expenses are incurred. When we pay the financing intermediary, we record financing cash outflows in our condensed consolidated statements of cash flows. For purposes of our Adjusted Free Cash Flow definition, we add back the hypothetical operating cash outflow when these financed expenses are incurred and deduct the financing cash outflows when we pay the financing intermediary.

(iii)

The Switzerland Disposal Group is included within our Continuing Operations Adjusted FCF. In connection with the pending disposition, Sunrise will acquire the Switzerland Disposal Group, the UPC Notes, associated derivatives and certain other debt items. As a result, this pro forma adjustment represents the Adjusted FCF of the Switzerland Disposal Group, including 100% of the interest and related derivative payments made during the applicable period related to the UPC Notes.

(iv)

Represents the estimated interest and related derivative payments that have been made by UPC Holding in relation to the continuing UPC operations in Poland and Slovakia during the applicable period. These estimated payments are calculated based on Poland and Slovakia’s pro rata share of UPC Holding’s OCF and UPC Holding’s aggregate interest and derivative payments during the applicable period. Although we believe that these estimated payments represent a reasonable estimate of the annual interest and related derivative payments that will occur in relation to the continuing operations in Poland and Slovakia, no assurance can be given that the actual interest and derivative payments will be equivalent to the amounts presented. No pro forma adjustments are required with respect to Unitymedia’s interest and derivative payments as substantially all of Unitymedia’s debt and related derivative instruments are direct obligations of entities within the Vodafone Disposal Group. As a result, the interest and related derivative payments associated with such debt and derivative instruments of Unitymedia are included in discontinued operations.

(v)

Represents our preliminary estimate of the net cash flows that we would have received from transitional services agreements if the sale of the remaining Discontinued Operations and the Switzerland Disposal Group had occurred on January 1, 2019. The estimated net cash flows are based on the estimated revenue that we expect to recognize from our transitional services agreements during the first 12 months following the completion of the sale of the remaining Discontinued Operations and Switzerland Disposal Group, less the estimated incremental costs that we expect to incur to provide such transitional services. As a result, the pro forma adjustments during the three and six months ended June 30, 2019 include $37.8 million and $76.0 million related to our discontinued operations in Germany, Hungary, Romania and the Czech Republic, respectively, $21.9 million and $44.0 million related to the Switzerland Disposal Group, respectively, and $0.3 million and $1.0 million related to our discontinued DTH business, respectively.

(vi)

Represents the Adjusted FCF that we estimate would have resulted if the sale of the remaining Discontinued Operations and the Switzerland Disposal Group had been completed on January 1, 2019. Actual amounts may differ from the amounts assumed for purposes of this pro forma calculation. For example, our Pro forma Adjusted FCF does not include any future benefits related to reductions in our corporate costs as a result of our operating model rationalization or any other potential future operating or capital cost reductions attributable to our continuing or discontinued operations.

ARPU: Average Revenue Per Unit is the average monthly subscription revenue per average cable customer relationship or mobile subscriber, as applicable. Following the adoption of ASU 2014-09, subscription revenue excludes interconnect fees, channel carriage fees, mobile handset sales and late fees, but includes the amortization of installation fees. Prior to the adoption of ASU 2014-09, installation fees were excluded from subscription revenue. ARPU per average cable customer relationship is calculated by dividing the average monthly subscription revenue from residential cable and SOHO services by the average number of cable customer relationships for the period. ARPU per average mobile subscriber is calculated by dividing residential mobile and SOHO revenue for the indicated period by the average number of mobile subscribers for the period. Unless otherwise indicated, ARPU per cable customer relationship or mobile subscriber is not adjusted for currency impacts. ARPU per RGU refers to average monthly revenue per average RGU, which is calculated by dividing the average monthly subscription revenue from residential and SOHO services for the indicated period, by the average number of the applicable RGUs for the period. Unless otherwise noted, ARPU in this release is considered to be ARPU per average cable customer relationship or mobile subscriber, as applicable. Cable customer relationships, mobile subscribers and RGUs of entities acquired during the period are normalized. In addition, for purposes of calculating the percentage change in ARPU on a rebased basis, we adjust the prior-year subscription revenue, cable customer relationships, mobile subscribers and RGUs, as applicable, to reflect acquisitions, dispositions, FX and the January 1, 2018 adoption of the new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers) on a comparable basis with the current year, consistent with how we calculate our rebased growth for revenue and OCF, as further described in the body of this release.

ARPU per Mobile Subscriber: Our ARPU per mobile subscriber calculation that excludes interconnect revenue refers to the average monthly mobile subscription revenue per average mobile subscriber and is calculated by dividing the average monthly mobile subscription revenue (excluding handset sales and late fees) for the indicated period, by the average of the opening and closing balances of mobile subscribers in service for the period. Our ARPU per mobile subscriber calculation that includes interconnect revenue increases the numerator in the above-described calculation by the amount of mobile interconnect revenue during the period.

Basic Video Subscriber: a home, residential multiple dwelling unit or commercial unit that receives our video service over our broadband network either via an analog video signal or via a digital video signal without subscribing to any recurring monthly service that requires the use of encryption-enabling technology. Encryption-enabling technology includes smart cards, or other integrated or virtual technologies that we use to provide our enhanced service offerings. We count RGUs on a unique premises basis. In other words, a subscriber with multiple outlets in one premises is counted as one RGU and a subscriber with two homes and a subscription to our video service at each home is counted as two RGUs.

Blended fully-swapped debt borrowing cost: the weighted average interest rate on our aggregate variable- and fixed-rate indebtedness (excluding finance leases and including vendor financing obligations), including the effects of derivative instruments, original issue premiums or discounts and commitment fees, but excluding the impact of financing costs.

B2B: Business-to-Business.

Cable Customer Relationships: the number of customers who receive at least one of our video, internet or telephony services that we count as RGUs, without regard to which or to how many services they subscribe. Cable Customer Relationships generally are counted on a unique premises basis. Accordingly, if an individual receives our services in two premises (e.g., a primary home and a vacation home), that individual generally will count as two Cable Customer Relationships. We exclude mobile-only customers from Cable Customer Relationships.

Customer Churn: the rate at which customers relinquish their subscriptions. The annual rolling average basis is calculated by dividing the number of disconnects during the preceding 12 months by the average number of customer relationships. For the purpose of computing churn, a disconnect is deemed to have occurred if the customer no longer receives any level of service from us and is required to return our equipment. A partial product downgrade, typically used to encourage customers to pay an outstanding bill and avoid complete service disconnection, is not considered to be disconnected for purposes of our churn calculations. Customers who move within our cable footprint and upgrades and downgrades between services are also excluded from the disconnect figures used in the churn calculation.

DTH Subscriber: a home, residential multiple dwelling unit or commercial unit that receives our video programming broadcast directly via a geosynchronous satellite.

Enhanced Video Subscriber: a home, residential multiple dwelling unit or commercial unit that receives our video service over our broadband network or through a partner network via a digital video signal while subscribing to any recurring monthly service that requires the use of encryption-enabling technology. Enhanced Video Subscribers are counted on a unique premises basis. For example, a subscriber with one or more set-top boxes that receives our video service in one premises is generally counted as just one subscriber. An Enhanced Video Subscriber is not counted as a Basic Video Subscriber. As we migrate customers from basic to enhanced video services, we report a decrease in our Basic Video Subscribers equal to the increase in our Enhanced Video Subscribers.

Homes Passed: homes, residential multiple dwelling units or commercial units that can be connected to our networks without materially extending the distribution plant, except for DTH homes. Certain of our Homes Passed counts are based on census data that can change based on either revisions to the data or from new census results. We do not count homes passed for DTH.

Internet Subscriber: a home, residential multiple dwelling unit or commercial unit that receives internet services over our networks, or that we service through a partner network. Our Internet Subscribers do not include customers that receive services from dial-up connections.

MDU: Multiple Dwelling Unit.

Mobile Subscriber Count: the number of active SIM cards in service rather than services provided. For example, if a mobile subscriber has both a data and voice plan on a smartphone this would equate to one mobile subscriber. Alternatively, a subscriber who has a voice and data plan for a mobile handset and a data plan for a laptop would be counted as two mobile subscribers. Customers who do not pay a recurring monthly fee are excluded from our mobile telephony subscriber counts after periods of inactivity ranging from 30 to 90 days, based on industry standards within the respective country. In a number of countries, our mobile subscribers receive mobile services pursuant to prepaid contracts.

MVNO: Mobile Virtual Network Operator.

NPS: Net Promoter Score.

OCF: As used herein, OCF has the same meaning as the term “Adjusted OIBDA” that is referenced in our 10-Q. OCF is the primary measure used by our chief operating decision maker to evaluate segment operating performance. OCF is also a key factor that is used by our internal decision makers to (i)

determine how to allocate resources to segments and (ii) evaluate the effectiveness of our management for purposes of annual and other incentive compensation plans. As we use the term, OCF is defined as operating income before depreciation and amortization, share-based compensation, provisions and provision releases related to significant litigation and impairment, restructuring and other operating items. Other operating items include (a) gains and losses on the disposition of long-lived assets, (b) third-party costs directly associated with successful and unsuccessful acquisitions and dispositions, including legal, advisory and due diligence fees, as applicable, and (c) other acquisition-related items, such as gains and losses on the settlement of contingent consideration. Our internal decision makers believe OCF is a meaningful measure because it represents a transparent view of our recurring operating performance that is unaffected by our capital structure and allows management to (1) readily view operating trends, (2) perform analytical comparisons and benchmarking between segments and (3) identify strategies to improve operating performance in the different countries in which we operate. We believe our OCF measure is useful to investors because it is one of the bases for comparing our performance with the performance of other companies in the same or similar industries, although our measure may not be directly comparable to similar measures used by other public companies. OCF should be viewed as a measure of operating performance that is a supplement to, and not a substitute for, operating income, net earnings or loss, cash flow from operating activities and other U.S. GAAP measures of income or cash flows.

A reconciliation of our operating income to total OCF for our continuing operations is presented in the following table:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	in millions
Operating income	$148.7	$264.1	$254.2	$381.7
Share-based compensation expense	87.0	45.5	154.3	88.2
Depreciation and amortization	921.8	964.0	1,861.4	2,004.7
Impairment, restructuring and other operating items, net	33.2	29.9	104.1	90.6

Total OCF	$1,190.7	$1,303.5	$2,374.0	$2,565.2

OCF margin: calculated by dividing OCF by total revenue for the applicable period.

OFCF: As used herein, Operating Free Cash Flow or “OFCF” represents OCF less property and equipment additions. OFCF is an additional metric that we use to measure the performance of our operations after considering the level of property and equipment additions incurred during the period. For limitations of OFCF, see the definition of OCF.

OFCF margin: OFCF margin is calculated by dividing OFCF by total revenue for the applicable period.

Property and equipment additions (P&E Additions): includes capital expenditures on an accrual basis, amounts financed under vendor financing or finance lease arrangements and other non-cash additions.

RGU: A Revenue Generating Unit is separately a Basic Video Subscriber, Enhanced Video Subscriber, DTH Subscriber, Internet Subscriber or Telephony Subscriber. A home, residential multiple dwelling unit, or commercial unit may contain one or more RGUs. For example, if a residential customer in our U.K. market subscribed to our enhanced video service, fixed-line telephony service and broadband internet service, the customer would constitute three RGUs. Total RGUs is the sum of Basic Video, Enhanced Video, DTH, Internet and Telephony Subscribers. RGUs generally are counted on a unique premises basis such that a given premises does not count as more than one RGU for any given service. On the other hand, if an individual receives one of our services in two premises (e.g., a primary home and a vacation home), that individual will count as two RGUs for that service. Each bundled cable, internet or telephony service is counted as a separate RGU regardless of the nature of any bundling discount or promotion. Non-paying subscribers are counted as subscribers during their free promotional service period. Some of these subscribers may choose to disconnect after their free service period. Services offered without charge on a long-term basis (e.g., VIP subscribers or free service to employees) generally are not counted as RGUs. We do not include subscriptions to mobile services in our externally reported RGU counts. In this regard, our RGU counts exclude our separately reported postpaid and prepaid mobile subscribers.

SIM: Subscriber Identification Module.

SOHO: Small or Home Office Subscribers.

Telephony Subscriber: a home, residential multiple dwelling unit or commercial unit that receives voice services over our networks, or that we service through a partner network. Telephony Subscribers exclude mobile telephony subscribers.

Two-way Homes Passed: homes passed by those sections of our networks that are technologically capable of providing two-way services, including video, internet and telephony services.

U.S. GAAP: Accounting principles generally accepted in the United States.

YoY: Year-over-year.